FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

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Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Paris, September 7, 2004

PRESS RELEASE

SUEZ-TRACTEBEL acquires Shell stakes in Distrigaz and Fluxys

Shell has decided to sell its 16.67 % shareholding in companies Distrigaz and Fluxys.

SUEZ-TRACTEBEL, already the legally controlling shareholder of the two companies, and with 46.83 % holding in each of the companies, has decided to buy these shareholdings, which are central to its strategy.

These operations, which are earnings accretive for SUEZ-TRACTEBEL from the first year, support the Group’s European gas business, which is being developed to complement the Group’s European electricity business. The operations reinforce the Group’s position at the heart of the energy value chain in the transport, storage and marketing and sales sectors.

The agreement is the result of commercial discussions that had been initiated several months ago. The transaction covers a total value of 380 million euros, based on 1,648 euros per Company Distrigaz share and 1,600 euros per Company Fluxys share. This agreement is subject to the pre-emption rights set out in article 7.2 of the statutes of companies Distrigaz and Fluxys.

SUEZ (www.suez.com) is a worldwide industrial and services Group, active in sustainable development, providing companies, municipalities, and individuals innovative solutions in Energy and the Environment. SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges and supports Paris as the site for the 2012 Olympic Games.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:	Contact for financial analysts:
France:
Catherine Guillon: +331 4006 6715	Eléonore de Larboust: +331 4006 1753
Antoine Lenoir: +331 4006 6650

Belgium:
Guy Dellicour: +322 370 34 05

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : September 9, 2004	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary